UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PAR PHARMACEUTICAL COMPANIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

CERTAIN ELIGIBLE OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

69888P106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thomas J. Haughey
Executive Vice President and General Counsel
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677
(201) 802-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Whitney John Smith, Esq.
Douglas J. Ellis, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
599 Lexington Avenue
New York, New York  10022
(212) 536-3930

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$866,548.00	$26.60

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 184,750 shares of Common Stock, par value $0.01, of Par Pharmaceutical Companies, Inc. will be repurchased pursuant to this offer for an aggregate of $866,548.00 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 3 for Fiscal Year 2008, equals $30.70 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.     Summary Term Sheet.

The information set forth under “Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61,” dated November 21, 2007 (the “Offer to Repurchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.     Subject Company Information.

                 (a)            The name of the subject company is Par Pharmaceutical Companies, Inc., a Delaware corporation (the “Company” or “Par”). The address of the Company’s principal executive offices is 300 Tice Boulevard, Woodcliff Lake, NJ 07677 and its telephone number is (201) 802-4000.

(b)            The class of securities subject to repurchase is the Company’s unvested options to purchase common stock, par value $0.01 per share, which (i) were granted under the 2004 Performance Equity Plan (ii) with an exercise price in excess of $33.61.  As of November 20, 2007, there were 184,750 shares underlying eligible options.  Also as of November 9, 2007, there were 33,823,950 shares of common stock outstanding (net of 2,588,886 treasury shares).  In addition, the information set forth in the Offer to Repurchase under “Summary of Terms,” Section II.1 (“General Terms; Purpose”), Section II.2 (“Source and Amount of Consideration”) and Section II.11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.9 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3.     Identity and Background of Filing Persons.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under “Schedule A: Information Concerning Our Directors and Executive Officers” is incorporated herein by reference.

Item 4.     Terms of the Transaction.

(a)            The information set forth under Item 2(b) above and in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under “Summary of Terms,” Section II.1 (“General Terms; Purpose”), Section II.2 (“Source and Amount of Consideration”), Section II.3 (“Procedures for Electing to Tender Eligible Options; Acceptance for Repurchase”), Section II.4 (“Withdrawal Rights”), Section II.5 (“Instructions for Submitting Documents in Connection with Offer”), Section II.6 (“Material U.S. Federal Income Tax Consequences”), Section II.7 (“Termination; Amendment; Extension of Offer”), Section II.8 (“Conditions for Completion of the Offer”), Section II.11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) and Section II.12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section II.15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section II.15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under “Summary of Terms” and Section II.1 (“General Terms; Purpose”) is incorporated herein by reference.

(b)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.1 (“General Terms; Purpose”) and Section II.11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.15 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

(a)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.2 (“Source and Amount of Consideration”) and Section II.13 (“Fees and Expenses”) is incorporated herein by reference.

(b)            Not applicable.

(d)            Not applicable.

Item 8.     Interest in Securities of the Subject Company.

(a)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and under "Schedule A: Information Concerning our Directors and Officers" is incorporated herein by reference.

(b)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and under "Schedule B: Securities Transactions by our Directors and Executive Officers" is incorporated herein by reference.

Item 9.     Persons/Assets Retained, Employed, Compensated or Used.

Not applicable.

Item 10.   Financial Statements.

(a)            Not applicable.

(b)            Not applicable.

Item 11.   Additional Information.

(a)            The information set forth in the Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61 under Section II.10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options”) and Section II.12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)            Not applicable.

Item 12. Exhibits.

(a)(1)        Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61, dated November 21, 2007.

(a)(2)        Form of Introductory Letter and accompanying Letter of Transmittal.

(a)(3)        Form of e-mail to Eligible Optionholders Announcing Offer.

(a)(4)        Form of Election Withdrawal Notice.

(a)(5)        Form of Reminder Notice of Expiration of Offer.

(a)(6)        The Company’s definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders, filed on September 6, 2007 (incorporated herein by reference).

(a)(7)      The Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on September 6, 2007 (incorporated herein by reference).

(a)(8) A description of the Company’s Common Stock included in the Company’s Registration Statement (No. 333-111567) filed on March 12, 2004 (incorporated herein by reference).

(b)           Not applicable.

(d)(1)      Not applicable.

(g)                   Not Applicable.

(h)                    Not Applicable.

Item 13.                   Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007

PAR PHARMACEUTICAL COMPANIES, INC.

By:	/s/ Thomas J. Haughey
Thomas J. Haughey
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61, dated November 21, 2007.

(a)(2)	Form of Introductory Letter and accompanying Letter of Transmittal.

(a)(3)	Form of e-mail to Eligible Option Holders Announcing Offer.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer.

(a)(6)	The Company’s definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Stockholders, filed on September 6, 2007 (incorporated herein by reference).

(a)(7)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on September 6, 2007 (incorporated herein by reference).

(a)(8)	A description of the Company’s Common Stock included in the Company’s Registration Statement (No. 333-111567) filed on March 12, 2004 (incorporated herein by reference).